AMERICAN CAPITAL HOLDINGS, INC.
                          BOARD MEMBERS
                               &
                       EXECUTIVE COMMITTEE
                               TO
                   IN RE: eCom eCom.com, Inc.
              CHAPTER 11 CASE NO. 04-35435-BKC-SHF
                 UNITED STATES BANKRUPTCY COURT
                  SOUTHERN DISTRICT OF FLORIDA

Barney A. Richmond has been President and a Director of the Company since its acquisition of certain assets from ACHI in January 2004, and was President and a Director of ACHI prior to that time. From 1985 to the present, Mr. Richmond has been an independent advisor and investor in assisting companies, as well as individuals, regarding public offerings, mergers, reverse mergers and a variety of corporate financing issues. Mr. Richmond has also been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations. Mr. Richmond has been a member of the Boards of Directors of The Richmond Company, Inc., Benny Richmond, Inc., 877 Management Corporation, King Technologies, Inc., King Radio Corporation, United States Financial Group, Inc., JSV Acquisition Corporation, Chase Capital, Inc, Berkshire International, Inc. and Dunhall Pharmaceuticals, Inc.

Richard C. Turner has been Treasurer and Chief Financial Officer of the Company since June 2001, and became a Director of the Company in February 2004. From September 1990, until he joined the Company in June 2001, Mr. Turner was employed as an accountant by Glenn G. Schanel, CPA, where he was responsible for corporate and individual tax returns, business write-up services, and business consulting services, including computer and database management. Prior to 1990, Mr. Turner was Vice President of Finance at First American Bank, Lake Worth, Florida, where he was responsible for the bank's financial reporting, budgeting and cost accounting.

Michael Camilleri has been a Director of the Company since November 2004, and holds a number of positions within the insurance industry. He is a principal of Preferred Insurance Capital Consultants, LLC. Preferred specializes in actuarial, litigation support and insurance management consulting services. Mr. Camilleri serves as a director and General Counsel of First Commercial Insurance Company, and as a director and officer of various insurance related affiliates of First Commercial. Mr. Camilleri is also President of Newport Star Reinsurance Company, Inc.; a director and Vice President of CEIB Marketing Group, LLC; President, Treasurer and Vice President of Spoleto Holdings, LLC; and Manager of Power One Real Estate Investments, LLC. Within the last five years, Mr. Camilleri has also served as Secretary of Accident Insurance Company, Inc., President and CEO of AmTrust Insurance Company, and Senior Vice President of Insurance Services Offices, Inc.. From 1996 to 1999, he was President of Insurance Data Resources, Inc. (IDR) and IDR Statistical Services, Inc. (IDRSS), national workers compensation rating organizations. Prior to joining IDR in 1996, Mr. Camilleri was a senior partner and head of the insurance regulatory and health practices for Adorno & Zeder, P.A. From 1978 to 1991 he was with the National Council on Compensation Insurance, Inc. (NCCI), where he served as Senior Vice President and General Counsel. At NCCI, Mr. Camilleri directed the Legal, National Affairs, Public Affairs and Residual Markets division. During his career with NCCI, he managed countrywide workers compensation assigned risk plans and reinsurance pools, established a prototype National Affairs Department, managed all internal and external affairs, provided oversight on multi state and federal issues including testimony before U.S. Congress, and served as Secretary to the Board of Directors. Mr. Camilleri is the author of texts and articles on workers compensation and health care and is a frequent speaker on workers compensation and health related issues at national conferences.

Barry M. Goldwater, Jr., has been a Director of the Company since November 2004. Mr. Goldwater is President of B2 Solutions, which represents client companies before Congress and various branches of the United States Government, as well as the California and Arizona state legislatures . Prior to joining B2 Solutions, Mr. Goldwater served as a General Partner for 13 equipment leasing partnerships. Mr. Goldwater's background includes 14 years as a United States Congressman and 8 years as a Series 7 Registered Representative in the securities brokerage industry and a member of the New York Stock Exchange.
While in Congress, Mr. Goldwater served on committees that had jurisdiction over Energy, Aviation, Space, Defense and Public Works. Mr. Goldwater served on the Joint Committee on Energy, which responded to the oil crisis on 1974.

Matthew Salmon has been a Director of the Company since January 2004. Since November 2000, Mr. Salmon has been President of his own company, Upstream Consulting. As a Public Affairs Consultant and because of favorable contacts which he has kept current with local and state government officials, Members of Congress, and the White House Administration he is able to assist businesses and government agencies with their strategies and helps them solve problems and find favorable solutions for all involved. Mr. Salmon was elected to the U.S. House of Representatives in November 1994 to represent Arizona's First Congressional District. He served three terms, and chose not to seek re-election in the year 2000, fulfilling a campaign promise he made to Arizona's voters in 1994.

Mr. Salmon served on the International Relations Committee, and its subcommittees on Asia and the Pacific, and International Operations and Human Rights. Salmon also served on the Helsinki Commission and was Chairman and a founding member of the House Renewable Energy Caucus. He also served on the Education and the Workforce Committee. Mr. Salmon maintained an active legislative agenda throughout his time in Congress, and played a prominent role on issues related to foreign affairs, crime, education, energy and taxes, among others.

Douglas Sizemore has been a Director of the Company since November 2004. Mr. Sizemore has been President of Accident Insurance Company, Inc., since 2003, and has also been a self-employed insurance consultant since 2000. From 1995 to 2000, Mr. Sizemore was Commissioner of Insurance for the State of Tennessee. Prior to his position as Commissioner of Insurance, Mr. Sizemore was President of Johnston City Insurance Agency, Inc., dating back to 1959.

Norman E. Taplin has been a Director of the Company since November 2004. Mr. Taplin is an attorney, concentrating his practice in the areas of regulatory insurance, administration law, corporate and commercial law representing companies, industries, business matters involving governmental regulation, the securing and maintaining of licenses, governmental approvals and other regulatory issues, real estate, estate planning and probate. He is also involved in matters regarding the establishment of new businesses, real estate developments, and other transactions which may or may not involve governmental regulation. Mr. Taplin has been active in insurance matters since 1975 and has represented a variety of insurance companies in the United States, District of Columbia and select foreign jurisdictions. He is also a member of NALC, and has been appointed to the Hurricane Advisory Board in Georgia.

Steve Cunningham, age 52, is a securities attorney who practiced law in Atlanta, Georgia with major law firms for 22 years, from 1977 until 1999 years. During those years, he specialized in public offerings, mergers and acquisitions, international transactions and corporate finance. Steve was actively involved in more than 60 public offerings, more than 100 mergers and acquisitions, and in public and private debt and equity financings aggregating more than one billion dollars. Steve left the private practice of law in 1999 to become General Counsel and Senior Vice President in charge of Mergers and Acquisitions for a publicly traded mortgage and real estate development company based in Atlanta, Georgia, a position he held until 2001. For the past four years, he has served as a legal consultant and advisor for several publicly traded and privately held companies and as Interim CEO and Chairman of a small publicly traded financial services company based in Atlanta. He has served as a director and legal and business consultant for many public and private companies. Steve served for 8 years, by appointment of the United States Secretary of Commerce, as a member of the Atlanta District Export Council, comprised of international business leaders in the community to provide professional guidance for regional firms doing business outside the Untied States. He graduated cum laude from Harvard Law School in 1977 and summa cum laude from the University of Alabama in 1974. He is a member in good standing with the State Bar Associations of Georgia and Texas.